SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13G
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULES 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2(b)

(Amendment No. 1)*

Cougar Biotechnology, Inc.

(Name of Issuer)

Common Stock, $.0001 par value

(Title of Class of Securities)

222083 10 7

(CUSIP Number)

December 31, 2006

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person'sinitial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 222083 10 7	13G	Page 2 of 6 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Arie Belldegrun
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 462,895
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 462,895
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 462,895 SHARES (INCLUDES OPTIONS TO PURCHASE 444,031 SHARES WHICH ARE CURRENTLY VESTED)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☒ (see explanation on Exhibit A)
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 3.1%
12	TYPE OF REPORTING PERSON* IN

CUSIP No. 222083 10 7	13G	Page 3 of 6 Pages

Item 1(a). Name of Issuer:

Cougar BioTechnology, Inc.

Item 1(b). Address of Issuer's Principal Executive Offices:

10990 Wilshire Blvd., Suite 1200, Los Angeles, CA 90024

Item 2(a). Name of Person Filing:

Arie Belldegrun

Item 2(b). Address of Principal Business Office, or if None, Residence:

UCLA School of Medicine, 10833 Le Conte, 66-118 CHS Box 951738, Los Angeles, CA 90095-1738

Item 2(c). Citizenship:

USA

Item 2(d). Title of Class of Securities:

Common Stock, $.0001 par value

Item 2(e). CUSIP Number:

222083 10 7

Item 3. If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

(a)	[_]	Broker or dealer registered under Section 15 of the Exchange Act.
(b)	[_]	Bank as defined in Section 3(a)(6) of the Exchange Act.
(c)	[_]	Insurance company as defined in Section 3(a)(19) of the Exchange Act.
(d)	[_]	Investment company registered under Section 8 of the Investment Company Act.
(e)	[_]	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);
(f)	[_]	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);
(g)	[_]	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);
(h)	[_]	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;
(i)	[_]	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;
(j)	[_]	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

CUSIP No. 222083 10 7	13G	Page 4 of 6 Pages

Item 4. Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned:

	462,895 shares (includes 444,031 shares of Common Stock issuance upon exercise of options which are currently vested)

(b)	Percent of class:

	3.1% (does not include shares listed on Exhibit A attached hereto)

(c)	Number of shares as to which such person has:

	(i)	Sole power to vote or to direct the vote:	462,895

	(ii)	Shared power to vote or to direct the vote:	0

	(iii)	Sole power to dispose or to direct the disposition of:	462,895

	(iv)	Shared power to dispose or to direct the disposition of:	0

Item 5. Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities check the following     ☐.

Item 6. Ownership of More Than Five Percent on Behalf of Another Person.

N/A

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

N/A

Item 8. Identification and Classification of Members of the Group.

N/A

Item 9. Notice of Dissolution of Group.

N/A

Item 10. Certifications.

(a) Not applicable

(b) Not applicable

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 25, 2007	/s/ Arie Belldegrun
Arie Belledegrun

Exhibit A

To Form 13G (Individual)

The filing of this report shall not be construed as an admission by the person identified in Item 2(a) that, for the purpose of Section 13(d) or 13(g) of the Securities Exchange Act, he is the "beneficial owner" of any equity securities listed below; and such person expressly disclaims that he is part of a "group." The shares listed below are not included in the totals in item 9 on page 2 or 3 and are listed here for informational purposes only.

Record Owner's Relationship to Reporting Person	Record Owner's Type of Ownership	Number of Shares

Trust for the benefit of Reporting Person’s children[1]	Indirect	20,103 shares of Common Stock; 150,755 shares of Preferred Stock; and Warrant to purchase 35,699 shares of Common Stock

Held by the Leumi Overseas Trust Corporation Limited As Trustees of the BTL Trust[2]	Indirect	13,324 shares of Common Stock; and 99,913 shares of Preferred Stock

[1]	The reporting person is not a trustee of such trust.

[2]
Although the reporting person is not a trustee of such trust, the reporting person is a beneficiary of the trust, and as such may be deemed to be beneficial owner as to the amount of his pecuniary interest in such trust.